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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PUSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FULED PURSUANT TO
                                 RULE 13d -2(a)

                               (AMENDMENT NO. 11)

                          The France Growth Fund, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    35177K108
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                                 (CUSIP Number)

                                    Dirk Kipp
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                     Germany

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 28, 2001
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                                Page 1 of 4 Pages


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--------------------                                           -----------------
CUSIP No.: 35177K108                  13D                      Page 2 of 4 Pages
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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

            Bankgesellschaft Berlin AG
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER  OF                      (a) [ ]
         A GROUP                                                        (b) [ ]
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   3     SEC USE ONLY
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   4     SOURCE OF FUNDS
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   5     CHECK BOX IF DISCLOSURE OF LEGAL                                   [ ]
         PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         FEDERAL REPUBLIC OF GERMANY
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   NUMBER OF         SOLE VOTING POWER                                1,983,805
    SHARES
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 BENEFICIALLY        SHARED VOTING POWER                                      0
    OWNED
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    BY EACH          SOLE DISPOSITIVE POWER                           1,983,805
  REPORTING
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    PERSON           SHARED DISPOSITIVE POWER                                 0
     WITH
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON                                     1,983,805
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   12    CHECK IF THE AGGREGATE AMOUNT IN ROW
         (11) EXCLUDES CERTAIN SHARES                                       [ ]
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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT
         IN ROW (11)                                                     16.43%
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   14    TYPE OF REPORTING PERSON                                            BK
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                                Page 2 of 4 Pages

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                  This Amendment No. 11 amends and supplements Items 4 and 5 of the Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The France Growth Fund, Inc. (the "Fund").

ITEM 4. PURPOSE OF TRANSACTION

                  As previously disclosed, On December 18, 2000 the Bank and the Fund entered into an agreement regarding, among other things, the Fund's intention to engage in a tender offer (the "Tender Offer") for 20 % (twenty percent) of the outstanding shares of the Fund at a price equal to 98 % (ninety-eight percent) of the net asset value per share of the Fund as of the close of trading of Fund shares on the New York Stock Exchange on the day after the expiration of the tender offer.

                  The Fund completed the Tender Offer on February 28, 2001, for 3,018,000 shares of the Fund's common stock. The shares were purchased at a price of $10.6624 per share, which was 98% of the net asset value of the shares on February 28, 2001. The Bank tendered all 2,620,000 shares of Common Stock then owned by the Bank in the Tender Offer, and following pro ration of the shares of Common Stock tendered by all shareholders in the Fund in relation to the number of such shares sought in the Tender Offer, the Fund purchased 671,695 shares of Common Stock from the Bank. Because not all holders of shares of Common Stock tendered all their Shares in the Tender Offer, the percentage of the outstanding shares of Common Stock held by the Bank decreased as specified in Item 5 below.

                  Except as set forth herein and in the Schedule 13D and amendments thereto previously filed by the Bank, the Bank has not formulated any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Bank will review its investment in the Fund from time to time and, subject to the terms of the Agreement, reserves the right to take or not take any action it deems to be in its best interest or to change its intention as set forth in this
Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's definitive proxy statement filed with the Securities and Exchange Commission on April 16, 2001 indicates that, as of March 29, 2001, there were 12,072,000 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  As of August 30, 2001, the Bank is the beneficial owner of 1,983,805 shares of Common Stock, which constitute approximately 16.43 % of the outstanding shares of Common Stock.

                  (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

                                       3
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                  (c) Since the filing of Amendment No. 10 to its Schedule 13D with respect to the shares of Common Stock of the Fund, the Bank, pursuant to the Tender Offer described in Item 4 above, sold on February 28, 2001, 671,695 shares of Common Stock at a price of $10.6624 per share. In addition, on August 30, 2001, the Bank acquired 3,000 shares of Common Stock at a price of $8.06 per share, 30,000 shares of Common Stock at a price of $8.1334 per share, and 2,000 shares of Common Stock at a price of $8.01 per share.

                  (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.



                                   SIGNATURES


                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2001                     BANKGESELLSCHAFT BERLIN AG


                                            By: /s/ Dirk Kipp
                                            -----------------------------------
                                            Name: Dirk Kipp
                                            Title:

                                            By: /s/ Moritz Sell
                                            -----------------------------------
                                            Name: Moritz Sell
                                            Title: